2015 REPORT OF VOTING RESULTS

May 8, 2015

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the following matters voted upon at the Annual and Special Meeting of Shareholders of AuRico Gold Inc. (the “Company”) held on May 7, 2015 in Toronto, Ontario. Each matter voted on is described in greater detail in the Company’s Management Proxy Circular dated March 19, 2015 (the “Proxy Circular”):

1.

Election of Directors: By a vote by way of show of hands, each of the following eight director nominees proposed by management of the Company was elected at the Meeting to hold office for the ensuing year or until his successor is elected or appointed. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Alan R. Edwards	167,185,883	98.96	1,762,057	1.04
Richard M. Colterjohn	168,379,705	99.66	568,235	0.34
Mark J. Daniel	168,280,296	99.60	667,644	0.40
Patrick D. Downey	168,354,194	99.65	593,746	0.35
Scott G. Perry	168,362,624	99.65	585,316	0.35
Ronald E. Smith	168,341,261	99.64	606,679	0.36
Joseph G. Spiteri	168,345,717	99.64	602,223	0.36
Janice A. Stairs	168,348,510	99.65	599,430	0.35

2.

Appointment of Auditors: By a vote by way of show of hands, KPMG LLP, Chartered Accountants, was appointed auditors of the Company to hold office until the close of the next annual meeting of the shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Withheld
Number	Percent	Number	Percent
195,728,291	99.24	1,498,319	0.76

3.

Amendments to the 2014 Employee Share Purchase Plan (ESPP): By a vote by way of show of hands, the ordinary resolution to ratify, confirm and approve amendments to the Company’s 2014 ESPP as described in the Proxy Circular, the text of which resolution is set forth in the Proxy Circular, was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
166,210,290	98.38	2,736,631	1.62

4.

Say on Pay: By a vote by way of show of hands, the non-binding, advisory resolution accepting the Company’s approach to executive compensation as described in the Proxy Circular, the text of which resolution is set forth in the Proxy Circular, was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
165,847,456	98.17	3,099,466	1.83

AURICO GOLD INC.

/s/ Robert Chausse
Robert Chausse
Executive Vice President & Chief Financial Officer